
November 4, 2014

<u>Via E-mail</u>
Bradley E. Lerman, Esq.
General Counsel
Medtronic Holdings Limited
c/o Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432

> **Re: Medtronic Holdings Limited**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 21, 2014**
> **Letter dated October 31, 2014**
> **File No. 333-197406**

Dear Mr. Lerman:

We have reviewed your filing and your letter dated October 31, 2014 and have the following comment.

<u>What proposals are being voted on, page 3</u>

1. We refer to your letter dated October 31, 2014 and note your conclusion that the preemptive rights waiver is not material. We presume that, in reaching the conclusion that the provision is not material, you also considered whether management "knows or has reason to believe that" the preemptive rights waiver, in the context of the current transaction, is nevertheless a provision "on which shareholders could reasonably be expected to wish to express a view separate from their views on" the other elements of the plan of merger. Refer to Question 101.01 of our Compliance and Disclosure Interpretations on Exchange Act Rule 14a-4(a)(3) for guidance. Given the foregoing, we have determined not to issue further comments at this time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Matthew P. Salerno, Esq.